                                                                      EXHIBIT 12

                               AVISTA CORPORATION

    Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend
                            Requirements Consolidated
                             (Thousands of Dollars)

                                          12 months
                                            ended                    Years Ended December 31
                                         September 30,  --------------------------------------------------
                                             2003           2002         2001         2000        1999
                                         ------------   -----------  -----------  -----------  -----------
Fixed charges, as defined:
     Interest expense                    $     86,085   $    96,005  $   100,180  $    64,765  $    61,666
     Amortization of debt expense and
       premium - net                            8,017         8,861        5,639        3,409        3,044
     Interest portion of rentals                5,793         6,140        5,140        4,324        4,645
                                         ------------   -----------  -----------  -----------  -----------

         Total fixed charges             $     99,895   $   111,006  $   110,959  $    72,498  $    69,355
                                         ============   ===========  ===========  ===========  ===========

Earnings, as defined:
     Income from continuing operations   $     47,583   $    42,174  $    68,241  $   109,065  $    31,223
     Add (deduct):
       Income tax expense                      35,595        34,849       40,585       81,143       18,276
       Total fixed charges above               99,895       111,006      110,959       72,498       69,355
                                         ------------   -----------  -----------  -----------  -----------

         Total earnings                  $    183,073   $   188,029  $   219,785  $   262,706  $   118,854
                                         ============   ===========  ===========  ===========  ===========

Ratio of earnings to fixed charges               1.83          1.69         1.98         3.62         1.71

Fixed charges and preferred dividend
  requirements:
     Fixed charges above                 $     99,895   $   111,006  $   110,959  $    72,498  $    69,355
     Preferred dividend requirements(1)         2,977         4,387        3,878       41,394       33,914
                                         ------------   -----------  -----------  -----------  -----------

         Total                           $    102,872   $   115,393  $   114,837  $   113,892  $   103,269
                                         ============   ===========  ===========  ===========  ===========

Ratio of earnings to fixed charges
  and preferred dividend requirements            1.78          1.63         1.91         2.31         1.15

(1) Preferred dividend requirements have been grossed up to their pre-tax level.